TRANS WORLD CORPORATION

May 11, 2006

Mr. Michael Fay

Accounting Branch Chief

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

Re:                               Form 10-KSB: For the Year Ended December 31, 2005

File No. 000-25244

Dear Mr. Fay:

Thank you for your comments regarding our recent annual filing. We will attempt to respond to your inquiry points in the order they appeared in the memo:

Item 1.	We have no issue in complying with Item 1 of your memo in subsequent periodic filings.

Item 2.

As noted in our summary of significant accounting policies, we comply with SFAS No. 52, “Foreign Currency Translation”, which states that for foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and resulting translation adjustments are included in “accumulated other comprehensive income”. In connection with our purchase accounting adjustments, goodwill has been pushed down to the books of the foreign subsidiary. Hence, the fluctuation from December 31, 2002 to December 31, 2004 is solely attributable to a weakening U.S. dollar versus the Czech Koruna during such time period

Item 3.	Rental expense on the leased slot machines for the years ended December 31, 2005 and 2004 represents approximately $2.7 million and $1.7 million, respectively.

Item 4.

We believe disclosure pursuant to Item 307 of Regulation S-B was satisfied in Exhibit 31.0 in our 2005 10-KSB filing. The disclosure was certified by Mr. Rami S. Ramadan, who holds the titles of Chief Executive Officer and Chief Financial Officer.

Item 5.

We strongly believe that paragraph 30 of SFAS No. 142 supports our one reporting unit conclusion. Specifically, we rely on the reference to aggregating components (with similar economic characteristics) of an

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operating segment. These similar economic characteristics include, but are not limited to, the following:

•                  Our casinos are located on border locations (as opposed to city locations).

•                  Our casinos primarily service the German/Austrian customer.

•                  Gaming is conducted in a consistent currency amongst the casinos.

•                  Our casinos share the same resources including local management team, human resources, marketing, and other elements.

•                  Our casinos are subject to the same gaming laws and regulatory authority.

A CEO/CFO acknowledgment letter in connection with our responses to your comments is attached, as per your request.

Respectfully yours,

/s/ Rami S. Ramadan
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

TRANS WORLD CORPORATION

Mr. Michael Fay

Accounting Branch Chief

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

Re:                               Form 10-KSB: For the Year Ended December 31, 2005

File No. 000-25244

Dear Mr. Fay:

Pursuant to your memo dated May 9, 2006, I, Rami S. Ramadan, acknowledge that:

1.                                       Trans World Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosures in the filings;

2.                                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.                                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Rami S. Ramadan	May 11, 2006
Rami S. Ramadan	Date
President, Chief Executive Officer and
Chief Financial Officer